ATTORNEYS AT LAW

Michael J. FitzGerald*

Eoin L. Kreditor*

Eric P. Francisconi

Lynne Bolduc

George Vausher, LLM, CPA‡

Eric D. Dean

John C. Clough

David M. Lawrence

Natalie N. FitzGerald

Josephine Rachelle Aranda

Jodi M. Wirth

Brook John Changala
John M. Marston†

Deborah M. Rosenthal†

Maria M. Rullo†

Larry S. Zeman†

June 19, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Ruari Regan

Re:	Harbor Custom Development, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 11, 2020
File No. 333-237507

Dear Mr. Regan:

We have received your comment letter dated June 15, 2020 (the “Comment Letter”) regarding the Amendment No. 3 to Registration Statement on Form S-1 filed on June 11, 2020 on behalf of Harbor Custom Development, Inc. (the “Company”). We have prepared the following responses describing the general action(s) taken in the Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”) regarding each comment in the Comment Letter. The following numbers are coordinated to the comment numbers in the Comment Letter.

Amendment No. 2 to Form S-1 Filed June 1, 2020

Prospectus Summary, page 1

1.	We note your statement that “[w]e requested an independent third-party valuation of the Olympic purchase from Colliers International Valuation & Advisory Services, who determined that the as-is market value of the subject property’s fee simple interest was $3,430,000 as of May 15, 2020.” This disclosure appears to be a statement of the third-party expert and attributes the figures to the expert. Please revise to provide the consent of Colliers International Valuation & Advisory Services to be named in the registration statement or advise us as appropriate. Refer to Rule 436 of the Securities Act and Question 233.02 of Compliance and Disclosure Interpretations related to Securities Act Rules for guidance.

Response: We acknowledge the Staff’s comment and have deleted all references in the Registration Statement to the use of the third-party valuation firm.

June 19, 2020 Page 2 of 2

Capitalization, page 42

2.	Please revise the amount of “Actual” outstanding shares of common stock in your capitalization table to be consistent with the outstanding shares amount as presented in your condensed consolidated balance sheet as of March 31, 2020.

Response: We have revised the amount of “actual” outstanding shares of common stock in the capitalization table to 3,513,517, consistent with the condensed balance sheet as of March 31, 2020.

Dilution, page 43

3.	Please revise the number of shares used to calculate your net tangible book value as of March 31, 2020 to 3,513,517 as presented in your condensed consolidated balance sheet as of March 31, 2020.

Response: We have revised the number of shares used to calculate the net tangible book value as of March 31, 2020 to 3,513,517, consistent with the condensed consolidated balance sheet as of March 31, 2020.

4.	It appears that pro forma as adjusted net tangible book value per share after the offering was calculated assuming gross proceeds of $15 million. Please revise and show us your calculation for pro forma as adjusted net tangible book value per share after the offering, increase in pro forma net tangible book value per share after the offering, and dilution in net tangible book value per share to new investors, assuming net proceeds of $13 million.

Response: We have revised and provided the calculations, in the Registration Statement, for the pro forma as adjusted net tangible book value per share after the offering increase in pro forma net tangible book value per share after the offering, and dilution in net tangible book value per share to new investors, assuming net proceeds of $13 million.

We have amended the Registration Statement to reflect these responses to the Comment Letter. We have also included, as an additional exhibit, an Indemnification Agreement for our independent director, Larry Swets.

Thank you for your continued review of the Registration Statement. Please let us know if you have any further comments.

Very truly yours,

/s/ Lynne Bolduc
Lynne Bolduc, Esq.